

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 28, 2011

Via Email
Mr. Thinh Q. Tran
Chief Executive Officer
Sigma Designs, Inc.
1778 McCarthy Boulevard
Milpitas, California 95035

> **Re: Sigma Designs, Inc.**
> **Form 10-K for the Fiscal Year Ended January 29, 2011**
> **Filed March 28, 2011**
> **Form 10-Q for the Quarter Ended April 30, 2011**
> **Filed on June 9, 2011**
> **File No. 001-32207**

Dear Mr. Tran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 29, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

-Critical Accounting Policies and Estimates, page 33

-Valuation of Inventories, page 34

1.   We note your disclosures related to how you evaluate your inventory for a decline in net realizable value. Please revise your future filings to discuss in more detail how you

develop certain of your assumptions such as "forecasted demand" for purposes of your inventory valuation analysis. For example, discuss how you arrived at your estimates for forecasted demand, how accurate your estimates of forecasted demand have been in the past and how much the estimates of forecasted demand have changed in the past.

-Liquidity and Capital Resources, page 45

2. Further to the above, we note on page 46 that you explain the increase in your inventory is a result of easing in supply of wafers and increase in your die bank for your newer generation products to meet forecasted demand. We further note your disclosures on page 27 of your April 30, 2011 Form 10-Q related to why you have increased inventory as of April 30, 2011. We also note that your sales for the three months ended April 30, 2011 have decreased as compared to the three months ended May 1, 2010. It appears that the decline in sales could negatively impact your ability to recover the full recorded amount of your inventory. Please tell us how the increase in the provision for excess and obsolete inventory of approximately $167,000 for the three months ended April 30, 2011 considered this factor.   Please also explain to us in more detail what you mean by "easing in supply of wafers."

3. We note your disclosures on page 72 that you consider $46.5 million of undistributed earnings of your foreign operations to be permanently reinvested and your disclosures on page 58 that you have $30.8 million of cash on hand held overseas. To the extent such amounts could be considered material to an understanding of your liquidity and capital resources, please revise your future filings to disclose the amounts of the cash and investment amounts held by your foreign subsidiaries that would not be available for use in the United States. Please further provide a discussion of any known trends, demands or uncertainties as a result of this policy that are reasonably likely to have a material effect on the business as a whole or that may be relevant to your financial flexibility. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350, and Financial Reporting Codification Section 501.03.a.

Item 8. Financial Statements and Supplementary Data, page 49

Notes to Consolidated Financial Statements, page 55

Note 1. Organization and Summary of Significant Accounting Policies, page 55

-Goodwill and Intangible Assets, page 56

4. Please revise this note in future filings to disclose in more detail how you evaluate your goodwill for impairment. In this regard, please also address the following in the Critical Accounting Policies section of MD&A in future filings:

- Please disclose the date at which you test your goodwill on an annual basis for impairment;

- Please disclose the number of reporting units that you have identified;

- Please disclose the percentage by which the fair value exceeded carrying value as of the date of the most recent test;

- Describe the methods and key assumptions used and how the key assumptions were determined;

- Describe the degree of uncertainty associated with the key assumptions; and

- Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please provide us with a sample of your proposed disclosure.

-Revenue Recognition, page 56

5.   We note that your revenue recognition policy addresses how you recognize revenue for the sale of your products and service contracts. However, your revenue recognition policy does not address how you recognize revenue related to product development contracts. Please revise your revenue recognition policy in future filings to explain how you recognize revenue related to your product development contracts. Refer to the guidance in Topic 605 of the FASB Accounting Standards Codification and SAB Topic 13. Please provide us with a sample of your proposed disclosure.

6.   We also note from page five and throughout the filing that your products contain certain elements of software. Please revise your future filings to explain how you addressed the guidance in Topic 985 of the FASB Accounting Standards Codification. Please provide us with a sample of your proposed disclosure.

Note 10. Acquisitions, page 63

7.   We note that you acquired CopperGate Communications Ltd. (CopperGate) on November 10, 2009 for $169.4 million and that you included historical audited financial statements as of December 31, 2008 and 2007, and for the two years ended December 31, 2008 for CopperGate within your Form 8-K/A filed on November 25, 2009. Please provide us with your calculations of the significance of the acquisition for purposes of determining the periods to present in the financial statements required by Rule 3-05 of Regulation S-X.

8.   Please also revise your future filings to provide all the disclosures required by Topic 805 of the FASB Accounting Standards Codification related to this acquisition. These disclosures should include:

- a qualitative description of the factors that make up the goodwill recognized in accordance with paragraph 805-30-50-1 of the FASB Accounting Standards Codification;

- the total amount of goodwill that is expected to be deductible for tax purposes in accordance with paragraph 805-30-10-50(1)(d);

- in MD&A a more detailed discussion of the significant estimates, assumptions and methodologies used to determine the fair value of the identifiable intangible assets.

Note 11. Goodwill and Intangible Assets, page 65

9.   We note on page 66 that you recognized $10.7 million of in-process research and development expense (IPR&D) related to the CopperGate acquisition. We note similar disclosures within your April 30, 2011 Form 10-Q. Please revise future filings to address the following comments:

- Please disclose the fair value assigned to each project and the projected costs to complete by project; and

- For each project, please disclose the status of the development, stage of completion at acquisition date, the nature and timing of the remaining efforts for completion, anticipated completion date and the date you will begin benefiting from the projects.

Note 17. Income Taxes, page 72

10.   We note that your tabular presentation related to the components of deferred tax assets and liabilities does not equal $10.2 million. It appears that you inadvertently present a $0 valuation allowance as of January 29, 2011 related to your deferred tax asset. However, we note on page 73 that your valuation allowance increased by $.7 million for fiscal 2011. Please reconcile these disclosures.

Form 10-Q for the Quarter Ended April 30, 2011

Note 9. Goodwill and Intangible Assets, page 12

11.   We note that from the time of your last annual goodwill impairment test, your market capitalization has declined significantly and that as of April 30, 2011, your market capitalization is almost equal to the net book value of your equity. We further note that

you have recognized a $5.7 million net loss for the three months ended April 30, 2011. With a view toward enhanced disclosure in your next Form 10-Q, please tell us how you have considered the guidance in paragraph 350-20-35-30 of the FASB Accounting Standards Codification, including a discussion of whether you concluded interim goodwill impairment testing was necessary and the basis for your determination. If you have performed an interim impairment test, please provide us with a summary of your results in Step 1 and Step 2, if applicable. We may have further comment upon reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or Lynn Dicker, Reviewing Accountant, at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin Vaughn
Accounting Branch Chief